UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

BBX Capital Corporation

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05540P 100

(CUSIP Number)

BFC Financial Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

Attn: Alan B. Levan, Chairman of the Board, President and Chief Executive Officer

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05540P 100

1.	Names of Reporting Persons BFC Financial Corporation (I.R.S. No. 59-2022148)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,328,356(1)
	8.	Shared Voting Power 42
	9.	Sole Dispositive Power 8,328,356(1)
	10.	Shared Dispositive Power 42
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,328,398(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.1%
14.	Type of Reporting Person (See Instructions) HC

(1)	Includes 195,045 shares of BBX Capital’s Class B Common Stock owned by BFC. These shares are convertible at any time in BFC’s discretion on a share-for-share basis into BBX Capital’s Class A Common Stock.

Amendment No. 8 to Schedule 13D

This Amendment No. 8 to Schedule 13D amends, solely to the extent expressly set forth herein, the Schedule 13D of BFC Financial Corporation (“BFC”) filed on August 28, 2008, as previously amended, relating to the Class A Common Stock, par value $0.01 per share, of BBX Capital Corporation, a Florida corporation (“BBX Capital”).

BBX Capital’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 4: Purpose of Transaction

On September 19, 2014, the following executive officers of BFC and BBX Capital entered into Rule 10b5-1 Trading Plans for the purpose of selling certain shares of BBX Capital’s Class A Common Stock owned by the executive officers: (i) Alan B. Levan, Chairman, Chief Executive Officer and President of BFC, and Chairman and Chief Executive Officer of BBX Capital; (ii) Jarett S. Levan, Executive Vice President and director of BFC and BBX Capital, and son of Mr. Alan Levan; and (iii) Seth M. Wise, Executive Vice President and director of BFC, and Executive Vice President of BBX Capital, as Trustee of the Seth M. Wise Revocable Trust (the “Seth Wise Trust”). These plans provide for the sale by Mr. Alan Levan, Mr. Jarett Levan and the Seth Wise Trust of 12,500 shares 20,000 shares and 7,000 shares, respectively, of BBX Capital’s Class A Common Stock. In addition, John E. Abdo, who serves as Vice Chairman of BFC and BBX Capital and collectively with Mr. Alan Levan may be deemed to control BFC and BBX Capital by virtue of their collective ownership interest in BFC’s Class A Common Stock and Class B Common Stock, previously entered into the Rule 10b5-1 Trading Plan contemplated by Amendment No. 6 to this Schedule 13D. Such plan was entered into by Mr. Abdo as Trustee of the John E. Abdo Trust and provides for the sale of up to 120,000 shares of BBX Capital’s Class A Common Stock. Mr. Alan Levan and Mr. Abdo have indicated that their respective Rule 10b5-1 Trading Plan were entered into for tax, estate planning and diversification purposes. Each of Mr. Jarett Levan and Mr. Wise has indicated that he entered into his Rule 10b5-1 Trading Plan for liquidity purposes. Each of the Rule 10b5-1 Trading Plans provide for the sale of the applicable shares during a specified term and at sales prices at least equal to a minimum specified price per share. It is intended that the Rule 10b5-1 Trading Plans will allow the executives to effect sales of BBX Capital’s Class A Common Stock in compliance with applicable securities laws and regulations, including Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), BBX Capital’s insider trading policies, and the rules, policies and procedures of the markets where the transactions are placed. A form of the Rule 10b5-1 Trading Plans is filed as Exhibit 1 hereto (without the pricing information and other exhibits to the plans).

Item 5: Interest in Securities of the Issuer

BFC and, to the best of its knowledge, its executive officers, directors and control persons, currently beneficially own shares of BBX Capital’s Class A Common Stock as set forth in the following table. Unless otherwise noted, each beneficial owner has sole voting and investment power over the shares beneficially owned.

	Class A Common Stock Ownership		Percent of Class A Common Stock(1)
BFC Financial Corporation(2)	8,328,398	(3)	51.1	%(4)
Alan B. Levan(2)(5)	8,438,156	(3)(6)(7)	51.8	%(4)
John E. Abdo(2)	8,590,183	(3)(7)	52.7	%(4)
Jarett Levan(5)	84,293	(7)	*
Seth M. Wise	62,062	(7)	*
William Nicholson	2,394		*

*	Less than one percent.
(1)	Based on 15,810,588 shares of BBX Capital’s Class A Common Stock outstanding as of September 19, 2014 and: (a) the 195,045 shares of BBX Capital’s Class B Common Stock owned by BFC, as described in footnote 3 below, with respect to the ownership percentage of BFC, Alan Levan and John Abdo; and (b) the shares of BBX Capital’s Class A Common Stock which may be acquired within 60 days after September 19, 2014 pursuant to the exercise of stock options and upon the vesting of restricted stock awards, as described in footnote 7 below, with respect to the ownership percentage of the persons named in such footnote. Pursuant to the instructions to Item 403 of Regulation S-K, the total number of outstanding shares of BBX Capital’s Class A Common Stock for purposes of calculating the beneficial ownership interest percentage of each person does not include 995,198 shares of BBX Capital’s Class A Common Stock, which represents approximately 6% of the total number of outstanding shares of such stock, underlying restricted stock awards as to which BBX Capital’s compensation committee has sole voting power and the award recipients do not have voting or investment power.
(2)	BFC may be deemed to be controlled by Alan Levan and John Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 71% of the total voting power of BFC. As a result, the shares of BBX Capital’s Class A Common Stock and Class B Common Stock owned by BFC may be deemed to be beneficially owned by each of Alan Levan and John Abdo and are reflected in the table above with respect to each of their beneficial holdings.
(3)	Includes: (a) 20 shares of BBX Capital’s Class A Common Stock held through Eden Services, Inc., a direct wholly-owned subsidiary of BFC; (b) 22 shares of BBX Capital’s Class A Common Stock held through ODI Program Partnership LLLP, the general partner of which is an indirect wholly-owned subsidiary of BFC; and (d) 195,045 shares of BBX Capital’s Class B Common Stock held directly by BFC which are convertible at any time in BFC’s discretion on a share-for-share basis into BBX Capital’s Class A Common Stock.
(4)	BFC, Alan Levan and John Abdo may be deemed to beneficially own shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing approximately 72%, 73% and 73%, respectively, of the total voting power of BBX Capital.
(5)	Alan Levan is the father of Jarett Levan.
(6)	In addition to the shares of BBX Capital’s Class A Common Stock and Class B Common Stock which Alan Levan may be deemed to beneficially own through BFC, Alan Levan’s beneficial holdings in BBX Capital’s Class A Common Stock also include 657 shares held by Levan Partners LLC.
(7)	Includes beneficial ownership of the following number of shares of BBX Capital’s Class A Common Stock which may be acquired within 60 days after September 19, 2014 pursuant to the exercise of stock options: Mr. Alan Levan — 2,400 shares; Mr. Abdo — 1,600 shares; and Mr. Jarett Levan —600 shares. Also includes beneficial ownership of the following number of shares of BBX Capital’s Class A Common Stock underlying restricted stock awards which are scheduled to vest within 60 days after September 19, 2014 (without any deduction for shares which may be withheld by BBX Capital upon vesting of the restricted stock awards to satisfy BBX Capital’s tax withholding obligations with respect to the vesting of such awards): Mr. Alan Levan – 94,201 shares; Mr. Abdo – 94,201 shares; Mr. Jarett Levan – 47,100 shares; and Mr. Wise - 47,100 shares.

Except as described below, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any shares of BBX Capital’s Class A Common Stock during the past 60 days. On September 17, 2014, John E. Abdo, indirectly through the John E. Abdo Trust, sold 100 shares of BBX Capital’s Class A Common Stock at $18.75 per share, 100 shares of BBX Capital’s Class A Common Stock at $18.76 per share and 117 shares of BBX Capital’s Class A Common Stock at $18.77 per share. These sales were open market sales made under the Rule 10b5-1 Trading Plan of the John E. Abdo Trust described in Item 4 above.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the material terms of the Rule 10b5-1 Trading Plans set forth in Item 4 are incorporated herein by reference.

Item 7: Material to be Filed as Exhibits

Exhibit 1	Form of Rule 10b5-1 Trading Plan (excluding the pricing information and other exhibits)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2014
Date

BFC Financial Corporation

/s/ Alan B. Levan
Signature

Alan B. Levan/Chairman, Chief Executive Officer and President

Name/Title